Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149599
PROSPECTUS

HOKU SCIENTIFIC, INC.

2,893,519 SHARES OF COMMON STOCK OFFERED BY SELLING SECURITY HOLDERS

This prospectus relates to the resale of up to 2,893,519 shares of our common stock, or Common Stock, which are owned by the selling security holders beneficially and of record on the date hereof.

All of the shares of Common Stock offered hereby are being sold by the selling security holders named in this prospectus or their successors in interest. See the “Selling Security Holders” section on page 18. We will not receive any proceeds from the resale of the shares of Common Stock offered hereby.

This offering is not being underwritten. The selling security holders may, from time to time, sell all or any of their shares of Common Stock on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. For additional information on the possible methods of offering that may be used by the selling security holders, you should refer to the section entitled “Plan of Distribution” on page 19 of this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling security holders will be borne by the selling security holders.

Our Common Stock is listed on the NASDAQ Global Market under the symbol “Hoku”. On March 5, 2008 the closing price for our Common Stock was $9.38 per share.

INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS APRIL 3, 2008.

You should rely only on the information contained in this prospectus and any applicable prospectus supplement, including the information incorporated by reference herein as described under “Information Incorporated by Reference.” Neither we nor any selling security holder have authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. This prospectus and any applicable prospectus supplement may be used only for the purposes for which they have been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. If you receive any other information, you should not rely on it. The information contained in this prospectus and any applicable prospectus supplement is accurate only as of the dates on the cover pages of this prospectus or any applicable prospectus supplement, as applicable, the information incorporated by reference into this prospectus or any applicable prospectus supplement is accurate only as of the date of the document incorporated by reference. Any statement made in this prospectus, any applicable prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any applicable prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed to constitute a part of this prospectus only to the extent so modified or superseded. See “Information Incorporated by Reference.” Neither we nor any selling security holder are making an offer of these securities in any jurisdiction where the offer is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Pursuant to this shelf process, one or more of the selling security holders named under the heading “Selling Security Holders” may sell the securities described in this prospectus from time to time in one or more offerings. We may also file a prospectus supplement to add, update or change information contained in this prospectus. This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein include important information about us, the securities being offered and other information you should know before investing. You should read this prospectus and any applicable prospectus supplement together with the additional information about us described in the sections below entitled “Available Information” and “Information Incorporated by Reference.”

Unless the context otherwise requires, all references in this prospectus to “Hoku,” “us,” “our,” “we,” the “Company” or other similar terms are to Hoku Scientific, Inc.

AVAILABLE INFORMATION

We are a public company and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public on the SEC's website at “http://www.sec.gov.” In addition, because our stock is listed for trading on the NASDAQ Global Market, you can read and copy reports and other information concerning us at the offices of the NASDAQ Stock Market located at One Liberty Plaza, 165 Broadway, New York, New York 10006.

We filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus is only part of the registration statement and omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. You may:

•	inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room;
•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or
•	obtain a copy from the SEC website.

Our mailing address is 1075 Opakapaka Street, Kapolei, Hawaii 96707 and our Internet address is www.hokuscientific.com. Our telephone number is (808) 682-7800. General information, financial news releases and filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on the SEC’s website at www.sec.gov. We are not including the information contained on our web site as part of, or incorporating it by reference into, this prospectus.

THE COMPANY

We are a materials science company focused on clean energy technologies. We have historically focused our efforts on the design and development of fuel cell technologies, including Hoku membrane electrode assemblies, or MEAs, and Hoku Membranes. In May 2006, we announced our plans to form a photovoltaic, or PV, module business, and our plans to produce polysilicon, a primary material used in the manufacture of PV modules, to complement our fuel cell business. We have reorganized our business into three business units: Hoku Materials, Hoku Solar and Hoku Fuel Cells. In February and March 2007, we incorporated Hoku Materials, Inc. and Hoku Solar, Inc., respectively, as wholly-owned subsidiaries to operate our polysilicon and solar businesses, respectively.

We are incorporated in Delaware. We were incorporated in Hawaii in March 2001 as Pacific Energy Group, Inc. In July 2001, we changed our name to Hoku Scientific, Inc., and in December 2004, we were reincorporated in Delaware.

RECENT DEVELOPMENTS

On June 18, 2007, Hoku Materials, Inc., or Hoku Materials, our wholly-owned subsidiary, entered into a supply agreement with Global Expertise Wafer Division Ltd., or GEWD, a wholly-owned subsidiary of Solar-Fabrik AG, for the sale and delivery of polysilicon to GEWD over a seven-year period beginning in December 2009, or the GEWD Supply Agreement. On March 4, 2008, Hoku Materials and GEWD entered into Amendment No. 1 to the GEWD Supply Agreement, or Amendment No. 1. Under Amendment No. 1, GEWD or Hoku may terminate the GEWD Supply Agreement if, on or before May 31, 2008, Hoku Materials has not secured financing to procure its planned polysilicon production plant in Pocatello, Idaho. Before the amendment, the GEWD Supply Agreement required Hoku Materials to obtain such financing on or before March 31, 2008.

On February 29, 2008, we issued 2,893,519 shares of our common stock pursuant to a Securities Purchase Agreement, by and among Hoku Scientific and certain purchasers, dated as of February 25, 2008. We received aggregate gross proceeds of approximately $25 million from the sale of the common stock. The shares of common stock were offered and sold solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, in reliance on the exemption from registration afforded by Rule 506 of Regulation D promulgated under the Securities Act.

In connection with the sale and issuance of the common stock described in the preceding paragraph, we entered into a Registration Rights Agreement, dated as of February 29, 2008, with certain purchasers. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement covering the resale of the common stock no later than 10 days from the closing of the offering, and to seek to have such registration statement declared effective no later than 30 days from the closing of the offering, or if our registration statement is reviewed by the SEC, 60 days from the closing of the offering. In connection with the private placement, we expect to pay total commissions in the form of cash fees totaling approximately $1.5 million.

 On June 13, 2007, Hoku Materials entered into a supply agreement with Wuxi Suntech Power Co., Ltd., or Suntech, for the sale and delivery of polysilicon to Suntech, or the Suntech Supply Agreement. On August 30, 2007, Hoku Materials and Suntech entered into Amendment No. 1 to the Suntech Supply Agreement. On February 21, 2008, Hoku Materials and Suntech entered into Amendment No. 2 to the Suntech Supply Agreement, or Amendment No. 2. Under Amendment No. 2, Suntech or Hoku may terminate the Suntech Supply Agreement if, on or before May 31, 2008, Hoku Materials has not raised $100 million in gross aggregate proceeds from long-term bank debt, the issuance of equity securities, or any combination thereof, to procure its planned polysilicon production plant in Pocatello, Idaho. Before Amendment No. 2, the Suntech Supply Agreement required Hoku Materials to obtain such financing on or before March 31, 2008.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference in this prospectus include both historical and “forward-looking” statements under federal securities laws. These statements are based on current expectations and projections about future results and include the discussion of our business strategies and expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions of this prospectus, the documents incorporated by reference and in any prospectus supplement, the words “anticipate,” “believe,” “estimate,” “may,” “will,” “expect,” “plan” and “intend” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These statements are based upon the beliefs and assumptions of, and on information available to our management. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, those set forth below under “Risk Factors.” Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. However, you should carefully review the reports and documents we file from time to time with the SEC, particularly our annual reports on Form 10-K, quarterly reports on Form 10-Q and any current reports on Form 8-K.

THE OFFERING

This prospectus relates to the resale of up to 2,893,519 shares of our Common Stock owned by the selling security holders beneficially and of record on the date hereof.

All of our securities offered hereby are being sold by the selling security holders named in this prospectus or their successors in interest. See the “Selling Security Holders” section on page 18. We will not receive any proceeds from the resale of the shares of Common Stock offered hereby.

We have agreed to pay all costs and expenses relating to the registration of our Common Stock. The selling security holders will only be responsible for any commissions, taxes, attorney’s fees and other charges relating to the offer or resale of these securities. The selling security holders may sell their Common Stock through one or more broker/dealers, and these broker/dealers may receive customary compensation in the form of underwriting discounts, concessions or commissions from the selling security holders as they shall agree.

RISK FACTORS

An investment in our securities involves certain risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in our securities. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

We have a limited operating history, and have recently determined to enter the photovoltaic system installation and polysilicon markets and scale back our efforts in the fuel cell market. If we are unable to generate significant revenue in our planned operations, our business will be harmed.

We were incorporated in March 2001 and have a limited operating history. We have cumulative net losses since our inception through the three months ended December 31, 2007. Hoku Materials does not currently generate any revenue and our revenue from Hoku Fuel Cells is limited to our contract with the U.S. Navy which was completed in August 2007. During the three months ended December 31, 2007, we derived all of our revenue through PV system installation contracts related to Hoku Solar, and expect that all of our revenue will be derived through PV system installations and the sale of electricity until the first half of calendar year 2009, when Hoku Materials is expected to generate revenue through the sale of polysilicon. Our planned entry into the polysilicon market will require us to spend significant sums to support the construction of a facility to produce polysilicon, to purchase capital equipment, to fund new sales and marketing efforts, to pay for additional operating costs, and to significantly increase our headcount.

To date, our fuel cell customers have not commercially deployed any products incorporating our Hoku MEAs or Hoku Membranes, and we have not sold any products commercially. Although we have had prior fuel cell testing agreements with Nissan Motor Co. Ltd., or Nissan, Sanyo Electric Company, Ltd., or Sanyo, and the U.S. Navy, all of these agreements have ended and none of these companies has purchased our products since their contracts ended. There were no purchases of our fuel cell products during the nine months ended December 31, 2007. Nissan, Sanyo and the U.S Navy may require additional testing of our Hoku Membrane and Hoku MEA products before purchasing commercial quantities of our products. We cannot predict when such sales will occur, if at all. In addition, at this time, we do not believe we will receive any meaningful fuel cell revenue from Sanyo, Nissan or the U.S. Navy in the foreseeable future.

We are not currently seeking new fuel cell customers to test our products and in December 2006, we wrote down certain equipment used in our fuel cell business and we executed a reduction-in-force within the Hoku Fuel Cells division. We commenced construction of our planned polysilicon production facility in Pocatello, Idaho in May 2007, and expect to complete construction subject to available financing and other conditions in the first half of 2009. As a result, we expect our costs to increase significantly, which will result in further losses before we can begin to generate significant revenue from our Hoku Materials and Hoku Solar divisions. If we are unable to generate significant revenue and achieve profitability, we will not be able to sustain our operations.

Our operating results have fluctuated in the past, and we expect a number of factors to cause our operating results to continue to fluctuate in the future, making it difficult for us to accurately forecast our quarterly and annual operating results.

We began installing PV systems during the three months ended December 31, 2007 and we will continue to have limited sources of revenue until we sign additional PV system installation contracts and successfully complete the installation of PV systems under those contracts. To date, we have residential and commercial contracts, which we expect to complete in the quarter ending March 31, 2008. We are also pending an approval from the Hawaii Public Utilities Commission to sell electricity to Hawaiian Electric Company that is generated by a PV power system that we would install. If approved, we will install a 167 kilowatt PV system and the sell the power generated by that system over a 20-year period to Hawaiian Electric Company. In January 2008, we entered into an agreement with The James Campbell Company to plan the Kapolei Sustainable Energy Park, which would be capable of generating approximately 1.5 megawatts of PV power and would be the largest PV facility on Oahu. The agreement is non-binding on us or The James Campbell Company and is subject to various conditions and government approvals related to the capped solid waste storage area on the site.  Power sales contracts such as our proposed contract with Hawaiian Electric Company and The James Campbell Company may require us to spend or raise additional capital to fund the procurement and installation of the PV systems, and the revenue, positive cash flow and operating results from the performance of such contracts may be limited or deferred.

Our future operating results and cash flows will depend on many factors that impact Hoku Materials, Hoku Solar and Hoku Fuel Cells, including the following:

•	the size and timing of customer orders, milestone achievement, product delivery and customer acceptance, if required;

•	our success in obtaining pre-payments from customers for future shipments of polysilicon;

•	our success in maintaining and enhancing existing strategic relationships and developing new strategic relationships with potential customers;

•	our ability to protect our intellectual property;

•	actions taken by our competitors, including new product introductions and pricing changes;

•	the costs of maintaining and expanding our operations;

•	customer budget cycles and changes in these budget cycles; and

•	external economic and industry conditions.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

We need approximately $400 million to construct and equip our planned polysilicon production plant and we may be unable to raise this additional capital on favorable terms or at all.

In May 2006, we announced our intention to form a polysilicon business as part of an integrated PV module business to complement our fuel cell business. This planned expansion includes developing production capabilities and the eventual production of polysilicon. To date, our business has solely been focused on the stationary and automotive fuel cell markets and we have no experience in the polysilicon business. In order to be successful, we are devoting substantial management time, resources and funds to this expansion. We intend to produce polysilicon at our planned polysilicon production facility in Pocatello, Idaho. We commenced construction in May 2007 and anticipate the availability of polysilicon beginning in the first half of calendar year 2009.

Due to the size of our polysilicon supply agreements we plan on increasing the size of our polysilicon production plant to up to 3,500 metric tons of annual capacity for an estimated total project cost of approximately $400 million. We intend to use the $240 million in advance payment commitments from our polysilicon customer agreements to contribute to the financing of the construction and for working capital, subject to our successful achievements of various polysilicon production and quality milestones for Sanyo, Suntech and GEWD. We have already received $17 million of this $240 million from our customers, and anticipate that we will receive $135 million in the second half of calendar year 2008, $68 million in the first half of 2009 and the remaining $20 million subsequent to the first half of 2009. To help finance the remaining construction costs, we signed a non-binding term sheet with Merrill Lynch to arrange financing for up to approximately $185 million for the construction, procurement and start-up of our planned polysilicon production plant.

We believe that prior to obtaining debt financing we will have to satisfy potential lenders that we have adequately addressed the principal risks that: (1) the construction of the polysilicon plant is not completed on time, on budget, or at all; (2) the polysilicon plant does not operate at its full capacity; or (3) the polysilicon plant fails to generate sufficient revenue to service the debt. In order to address these risks we believe that we will need to accomplish and address the following:

•
obtain agreements from Sanyo, Suntech, GEWD and Solarfun Power Hong Kong Limited, or Solarfun, to assign any purchase payments for polysilicon made to Hoku Materials to the lenders that may provide us with debt financing and to subordinate each of their pari passu security interests in Hoku Materials to the senior security interest of such lenders;

•
obtain agreements from Stone & Webster, Inc., JH Kelly LLC, Dynamic Engineering, Inc., Idaho Power Company, Bank of Hawaii, GEC Graeber Engineering Consultants GmbH, and MSA Apparatus Construction for Chemical Equipment Ltd., and other potential vendors to assign their respective construction and/or service contracts to the lenders that may provide us with debt financing;

•	secure permits with federal, state and local authorities, including building permits to continue to construct our polysilicon plant, and permits to operate our plant when construction is complete;

•	obtain traditional road access to the site through one or more legally enforceable rights of access, such as an easement, from adjoining property owners; and

•
obtain the report of an independent engineering firm which supports our construction plans, our operating plans and our pro forma financial models that support the feasibility of our operating plans and business model.

In addition, we are required to provide approximately $35 million for use in the construction of the planned polysilicon plant. To meet this capital requirement, we intend to use the cash we have on hand, including the approximately $25 million we received from the sale of our Common Stock pursuant to a Securities Purchase Agreement, which is described in our Current Report on Form 8-K that was filed on February 25, 2008.

If we fail to successfully achieve any or all of the above objectives, we will be unable to complete construction of our planned production plant and we may be forced to delay, alter or abandon our planned business operations. In addition, any delay in achieving these objectives may result in additional expense which would harm our business.

If our supply agreement with Sanyo is terminated for any reason, our business will be harmed.

In January 2008, we amended our polysilicon supply contract with Sanyo for the sale and delivery of polysilicon, or the Sanyo Supply Agreement. Under the Sanyo Supply Agreement, up to approximately $530 million may be payable to us during the ten-year period, subject to the achievement of certain milestones, the acceptance of product deliveries and other conditions. The Sanyo Supply Agreement provides for the delivery of predetermined volumes of polysilicon to Sanyo each year at set prices from January 2010 through December 2019. Pursuant to the Sanyo Supply Agreement, we granted Sanyo a security interest in all of the tangible and intangible assets related to Hoku Materials and all our equity interests in Hoku Materials, to serve as collateral for our obligations under the agreement. This security interest is pari-passu with the security interests granted to Suntech, GEWD and Solarfun.

Each party may elect to terminate the Sanyo Supply Agreement prior to December 2019 under certain circumstances, including, but not limited to:

•	if we fail to secure financing by May 31, 2008 of at least $150 million in gross aggregate proceeds from long-term bank debt and customer prepayments;

•	the bankruptcy, assignment for the benefit of creditors or liquidation of the other party;

•	or a material breach of the other party.

Sanyo may also terminate the agreement for the following material breaches:

•	if we fail to deliver a predetermined quantity of our produced product by April 30, 2010;

•	if we fail to deliver the minimum monthly quantity of product in any month beginning in April 30, 2010;

•	if we fail to deliver the minimum annual quantity of polysilicon product in any year beginning in calendar year 2010; or

•	if we fail to complete successfully any of the polysilicon quality and production volume tests or the process implementation test set forth in the agreement within specified periods of time.

If the Sanyo Supply Agreement is terminated for any reason, our business will be harmed.

If our supply agreement with Suntech is terminated for any reason, our business will be harmed.

In June 2007, we entered into the Suntech Supply Agreement for the sale and delivery of polysilicon to Suntech over a ten-year period beginning in July 2009. Under the Suntech Supply Agreement, up to approximately $678 million may be payable to us during the ten-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The Suntech Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by Suntech each month and each year at set prices from or before July 1, 2009, for a continuous period of ten years. The term of the Suntech Supply Agreement is ten years from the date of the first shipment in 2009, which is approximately July 1, 2019. Each party, however, may elect to shorten the term of the Suntech Supply Agreement to seven years by providing written notice to the other party at any time prior to the end of the fourth year after the first shipment. If the term of the Suntech Supply Agreement is shortened to seven years, then the aggregate amount that may be payable to us for product shipments during the seven year period would be reduced to up to approximately $378 million. Pursuant to the Suntech Supply Agreement, we have granted to Suntech a security interest in all of our tangible and intangible assets related to our polysilicon business to serve as collateral for Hoku Materials' obligations under the Suntech Supply Agreement. Also, all of the equity ownership interest in Hoku Materials is to be pledged to secure the obligations of Hoku Materials under the Suntech Supply Agreement. These security interests are pari-passu with the security interests granted to Sanyo, GEWD and Solarfun.

Each party may elect to terminate the Suntech Supply Agreement under certain circumstances, including, but not limited to:

•	if we fail to secure financing by May 31, 2008 of at least $100 million in gross aggregate proceeds from debt;

•	the bankruptcy, assignment for the benefit of creditors or liquidation of the other party; or

•	a material breach of the other party.

Suntech may also terminate the agreement for the following material breaches:

•	if we fail to deliver a predetermined quantity of our polysilicon product by December 2009; or

•	if we fail to complete successfully any of the polysilicon quality and production volume tests or the process implementation test set forth in the agreement within specified periods of time.

If the Suntech Supply Agreement is terminated for any reason, our business will be harmed.

If our supply agreement with GEWD is terminated for any reason, our business will be harmed.

In June 2007, we entered into the GEWD Supply Agreement with GEWD. Under the GEWD Supply Agreement, up to approximately $117 million may be payable to us during the seven-year period, subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The GEWD Supply Agreement provides for the delivery of predetermined volumes of polysilicon by us and purchase of these volumes by GEWD each month and each year at set prices from or before December 31, 2009, for a continuous period of seven years. Pursuant to the GEWD Supply Agreement, we must grant to GEWD a security interest in all of our tangible and intangible assets related to our polysilicon business, and all equity interests in Hoku Materials, owned by Hoku Scientific, to serve as collateral for our obligations under the GEWD Supply Agreement. This security interest is pari-passu with the security interests granted to Sanyo, Suntech and Solarfun.

Each party may elect to terminate the GEWD Supply Agreement under certain circumstances, including, but not limited to:

•	if we fail to secure the financing by May 31, 2008;

•	the bankruptcy, assignment for the benefit of creditors or liquidation of the other party; or

•	a material breach of the other party.

GEWD may also terminate the agreement for the following material breaches:

•	if we fail to deliver a predetermined quantity of our polysilicon product by December 31, 2009; or

•	if the senior debt financing exceeds $185 million for the 2,000 metric ton annual capacity polysilicon production plant, plus reasonable additional debt to finance additional capacity.

If the GEWD Supply Agreement is terminated for any reason, our business will be harmed.

If our supply agreement with Solarfun is terminated for any reason, our business will be harmed.

In November 2007, we entered into a supply agreement with Solarfun, a subsidiary of Solarfun Power Holdings Co., Ltd., for the sale and delivery of polysilicon to Solarfun over an eight-year period beginning in July 2009, or the Solarfun Supply Agreement. Under the Solarfun Supply Agreement, up to approximately $306 million may be payable to us during the eight-year period, subject to the acceptance of product deliveries and other conditions. The Solarfun Supply Agreement provides for the delivery of predetermined volumes of polysilicon by Hoku Scientific and purchase of these volumes by Solarfun each month and each year at set prices from the date of the first shipment in 2009, for a continuous period of eight years. Pursuant to the Solarfun Supply Agreement, we must grant to Solarfun a security interest in all of our tangible and intangible assets related to our polysilicon business, and all equity interests in Hoku Materials, owned by Hoku Scientific, to serve as collateral for our obligations under the Solarfun Supply Agreement. This security interest is pari-passu with the security interests granted to Sanyo, Suntech and GEWD.

Each party may elect to terminate the Solarfun Supply Agreement under certain circumstances, including, but not limited to:

•	the bankruptcy, assignment for the benefit of creditors or liquidation of the other party; or

•	a material breach of the other party.

Solarfun may also terminate the agreement if we fail to deliver a predetermined quantity of our polysilicon product by December 31, 2009.

If the Solarfun Supply Agreement is terminated for any reason, our business will be harmed.

If our engineering and construction contractors and consultants fail to perform under their contracts with us on a timely basis, we will experience delays in the construction of our planned polysilicon production plant.

If GEC Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment Ltd., Stone & Webster, Inc., JH Kelly LLC, Dynamic Engineering, Inc. and Idaho Power Company or any of our other consultants, engineers, vendors or service providers fail to perform on a timely basis under their respective agreements, then we will not be able to commence production of polysilicon at our planned polysilicon production facility on our current schedule. In addition, if we are required to seek alternative suppliers of the reactors, the TCS process, or electric substation for which we have already contracted, our costs could increase significantly and we would experience further delays. Any delays may result in a breach of our supply agreements with Sanyo, Suntech, GEWD and Solarfun which may allow them to terminate the supply agreements, which would harm our business.

If we do not obtain on a timely basis the necessary government permits and approvals to construct and operate our planned polysilicon production plant our construction costs could increase and our business could be harmed.

We have received the air permit and storm water prevention permit that are necessary to begin construction of our polysilicon plant; however, we need to apply for additional permits with federal, state and local authorities, including building permits to continue the construction our polysilicon plant, and permits to operate the plant when construction is complete. The government regulatory process is lengthy and unpredictable and delays could cause additional expense and increase our construction costs. In addition, we could be required to change our construction plans in order receive the required permits and such changes could also result in additional expense.

If we are unable to obtain an easement across property adjoining the site of our planned polysilicon production plant or experience delays in the construction of an overpass, we may experience delays in the construction of our plant.

We currently have limited access to our polysilicon plant site across an at-grade railroad crossing pursuant to a private crossing agreement with Union Pacific Railroad that will expire on December 31, 2012. To date we have experienced minor and temporary physical limitations in our ability to access the site due to the operation of the rail line by Union Pacific Railroad. We plan to install a signalized rail crossing as an interim solution, and to ultimately build an overpass across the railroad; however, prior to completion of the overpass, our lenders may require that we obtain traditional road access to the site through other legally enforceable rights of access, such as an easement, from adjoining property owners who are under no obligation to provide us with such legally enforceable rights of access. We have commenced discussions with the property owners; however, the adjoining property owners are under no legal obligation to provide us with an easement or permit us to otherwise enter their property and we may not be able to obtain such access.

Even if we achieve our polysilicon and PV system installation objectives on a timely basis and complete the construction of polysilicon production plant as currently planned, we may still be unsuccessful in developing, producing and/or selling these products and services, which would harm our business.

If we are successful in our efforts to construct our production plant for the production of polysilicon, our ability to successfully compete in the polysilicon and PV system installation markets will depend on a number of factors, including:

•	our ability to produce trichlrosilane and polysilicon, and purchase PV modules at a cost that allows us to achieve or maintain profitability in these businesses;

•	our ability to successfully manage a much larger and growing enterprise, with a broader international presence;

•	our ability to attract and expand new customer relationships;

•	our ability to develop new technologies to become competitive through cost reductions and improvements in solar radiation conversion efficiencies;

•	our ability to scale our business to be competitive;

•	future product liability or warranty claims; and

•	our ability to compete within a highly competitive market against companies that have greater resources, longer operating histories and larger market share than we do.

Industry-wide shortages or overcapacity in the production of polysilicon could harm our business.

Polysilicon is an essential raw material in the production of photovoltaic, or solar, cells, which are connected together to make modules. Polysilicon is created by refining quartz or sand, and is typically supplied to PV cell and module manufacturers in the form of silicon ingots that are sliced into wafers, or as pre-sliced wafers. Industry-wide shortages of polysilicon have created shortages of PV modules and increased prices. We do not currently have any contracts to purchase PV modules. Our inability to obtain sufficient modules at commercially reasonable prices or at all would adversely affect our ability meet potential customer demand for our products or to provide products at competitive prices, and may delay the potential growth of our PV system installations business, thereby harming our business.

In light of these shortages, certain polysilicon producers have announced plans to invest heavily in the expansion of their production capacities in view of the current scarcity of solar-grade silicon, strong demand and the expected strong market growth. We currently expect significant additional capacity to come on-line in 2009, before our planned production of polysilicon will begin. This expansion of production capacities could result in an excess supply of solar-grade silicon. In addition, if an excess supply of electronic-grade silicon were to develop, producers of electronic-grade silicon could switch production to solar-grade silicon, eliminating the current scarcity of solar-grade silicon or causing it to decline more rapidly than we currently anticipate. The electronic-grade silicon market has experienced significant cyclicality historically; for instance, that market experienced significant excess supply from 1998 through 2003. Moreover, the current scarcity of silicon could also be overcome in the medium term if the need for silicon is significantly reduced as a result of the introduction of new technologies that significantly reduce or eliminate the need for silicon in producing effective PV systems. If any of these events occurred, they could lead to considerable pressure on the world market price for solar-grade silicon, which, in turn, could place pressure on our margins in these businesses. Accordingly, overcapacity in polysilicon production could harm our business.

If government incentives to locate our planned polysilicon facility in the City of Pocatello, Idaho are not realized then the costs of establishing our facility may be higher than we currently estimate.

The State of Idaho and the local municipal government have approved a variety of incentives to attract Hoku Materials, including tax incentives, financial support for infrastructure improvements around the facilities, and grants to fund the training of new employees. In December 2006, we received a letter from the City of Pocatello, Idaho outlining a variety of financial and other incentives that could be available to us if we ultimately complete the construction of our planned polysilicon production facility in the City of Pocatello, Idaho. This letter is not a legally binding agreement on the part of the City of Pocatello, Idaho or us, and the various incentives described in the letter are subject to a number of risks, contingencies and uncertainties, including the actual availability of financial and other incentives, including favorable tax incentives and utility availability, at the time of completion of planned construction and thereafter.

In March 2007, we entered into a 99-year ground lease with the City of Pocatello, for approximately 67 acres of land in Pocatello, Idaho and in May 2007 we commenced construction. In May 2007, the City of Pocatello approved an ordinance that would provide us with tax incentives related to the infrastructure necessary for the completion of our planned polysilicon plant. We would receive up to $25.9 million in real property tax reimbursements for infrastructure improvements and up to $17.4 million in real property tax reimbursements based on employment numbers. The tax incentives expire on December 31, 2030. Except for the ground lease and the approved ordinance noted above, we have not entered into any other definitive agreements with the State of Idaho or any municipal government and we may not realize the benefits of these other offered incentives including workforce training funds and utility capacities. If we are unable to realize these incentives the costs of establishing our planned polysilicon facility in Idaho may be higher than we currently estimate.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from legislation requiring companies to evaluate those internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, the manner in which companies and their independent public accounting firms apply these requirements and testing companies’ internal controls remains subject to some uncertainty. To date, we have incurred, and we expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. Despite our efforts, if we identify a material weakness in internal controls, there can be no assurance that we will be able to remediate such material weakness identified in a timely manner, or that we will be able to maintain all of the controls necessary to determine that our internal control over financial reporting is effective. In the event that our chief executive officer, chief financial officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of us may be adversely affected and could cause a decline in the market price of our stock.

If our competitors are able to develop and market products that customers prefer to our products, we may not be able to generate sufficient revenue to continue operations.

In the polysilicon market, we will also compete with companies such as Hemlock Semiconductor Corporation, Renewable Energy Corporation ASA, Mitsubishi Polycrystalline Silicon America Corporation, Mitsubishi Materials Corporation, Tokuyama Corporation, MEMC Electronic Materials, Inc., and Wacker Chemie AG. In addition, we believe new companies may be emerging in China, India, Europe, Brazil, Australia, North America, and the Middle East, and new technologies, such as fluidized bed reactors and direct solidification, are emerging, which may have significant cost and other advantages over the Siemens process we are planning to use to produce polysilicon at our production facility. These competitors may have longer operating histories, greater name recognition and greater financial, sales and marketing, technical and other resources than us. If we fail to compete successfully, we may be unable to successfully enter the market for polysilicon and PV modules.

The market for PV systems installations is competitive and continually evolving. As a new entrant to this market, we expect to face substantial competition from companies such as PowerLight, a subsidiary of SunPower Corporation, SunEdison, and other new and emerging companies in Asia, North America and Europe. Many of our known competitors are established players in the solar industry, and have a stronger market position than ours and have larger resources and recognition than we have. Furthermore, the PV market in general competes with other sources of renewable energy and conventional power generation.

There are a number of PEM fuel cell membrane and MEA product developers and competition is intense. There are a number of public and private companies, national laboratories and universities worldwide that are developing fuel cell membranes and MEAs that compete with our fuel cell products. To our knowledge, DuPont, W.L. Gore and 3M sell the majority of PEM fuel cell membranes and MEAs used in PEM fuel cell systems today. In addition, some of our existing and potential customers have internal membrane and MEA development efforts. These development efforts may result in membrane or MEA products that compete with our fuel cell products. Most of our competitors and potential customers have substantially greater financial, research and development, manufacturing and sales and marketing resources than we do and may complete the research, development and commercialization of their PEM fuel cell membrane and MEA products more quickly and cost-effectively than we can. In addition, most of our competitors have well-established customer and supplier relationships that may provide them with a competitive advantage with respect to sales opportunities and discounts on materials that would make it difficult for us to secure fuel cell sales.

Our business and industry are subject to government regulation, which may harm our ability to market our products.

Our and our customers’ fuel cell products are subject to federal, state, local and foreign laws and regulations, including, for example, state and local ordinances relating to building codes, public safety, electrical and gas pipeline connections, hydrogen siting and related matters. The level of regulation may depend, in part, upon whether a PEM fuel cell system is placed outside or inside a home or business. As products are introduced into the market commercially, governments may impose new regulations. We do not know the extent to which any such regulations may impact our or our customers’ products. Any regulation of our or our customers’ products, whether at the federal, state, local or foreign level, including any regulations relating to installation and use of our customers’ products, may increase our costs or the price of PEM fuel cell applications and could reduce or eliminate demand for some or all of our or our customers’ products.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PV system installations. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of installing PV systems and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. Furthermore, our sale of electricity to Hawaiian Electric Company is pending an approval from the Hawaii Public Utilities Commission and our agreement with The James Campbell Company to plan a Kapolei Sustainable Energy Park is subject to various conditions and government approvals related to the capped solid waste storage area on the site.

The installation of PV systems is subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to PV system installations may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our PV installation services.

The reduction or elimination of government and economic incentives for PV systems and related products could reduce the market opportunity for our PV installation services.

We believe that the near-term growth of the market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network, depends in large part on the availability and size of government incentives. Because we plan to sell to the on-grid market, the reduction or elimination of government incentives may adversely affect the growth of this market or result in increased price competition, both of which adversely affect our ability to compete in this market. Currently, the U.S. federal solar tax credit is scheduled to expire at the end of calendar year 2008. If similar tax or other federal government incentives are not available beyond calendar year 2008, it could harm our solar business.

Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan and the United States, have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of tariffs over time. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Net metering policies in Japan could limit the amount of solar power installed there. Reductions in, or elimination or expiration of, governmental incentives could result in decreased demand for PV products, and reduce the size of the market for our planned PV system installation services.

We may not be able to protect our intellectual property, and we could incur substantial costs defending ourselves against claims that our products infringe on the proprietary rights of others.

Our ability to compete effectively will depend on our ability to protect our intellectual property rights with respect to our Hoku MEAs, Hoku Membranes and manufacturing processes and any intellectual property we develop with respect to our polysilicon business. We rely in part on patents, trade secrets and policies and procedures related to confidentiality to protect our intellectual property. However, much of our intellectual property is not covered by any patent or patent application. Confidentiality agreements to which we are party may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also become known without breach of these agreements or may be independently developed by our competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any of our potential competitive advantages. Moreover, our patent applications may not result in the grant of patents either in the United States or elsewhere. Further, in the case of our issued patents or our patents that may issue, we do not know whether the claims allowed will be sufficiently broad to protect our technology or processes. Even if some or all of our patent applications that do issue are sufficiently broad, our patents may be challenged or invalidated and we may not be able to enforce them. We could incur substantial costs in prosecuting or defending patent infringement suits or otherwise protecting our intellectual property rights. We do not know whether we have been or will be completely successful in safeguarding and maintaining our proprietary rights. Moreover, patent applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce. Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing third-party patents, we could be required to pay substantial royalties and/or damages, and we do not know whether we will be able to obtain licenses to use these patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, production or sale of our products, and could necessitate the expenditure of significant resources to develop or acquire non-infringing intellectual property.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly, and failure to do so might diminish our ability to compete effectively and harm our operating results. We may need to pursue lawsuits or legal actions in the future to enforce our intellectual property rights, to protect our trade secrets and domain names, and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine priority of rights to the trademark.

We cannot be certain that others have not filed patent applications for technology covered by our issued patent or our pending patent applications or that we were the first to invent technology because:

•	some patent applications in the United States may be maintained in secrecy until the patents are issued;

•	patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing; and

•	publications in the scientific literature often lag behind actual discoveries and the filing of patents relating to those discoveries.

Competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with our products and technology. Due to the various technologies involved in the development of fuel cell systems, including membrane and MEA technologies, and PV products, it is impracticable for us to affirmatively identify and review all issued patents that may affect our products. Although we have no knowledge that our products and technology infringe any third party’s intellectual property rights, we cannot be sure that we do not infringe any third party’s intellectual property rights. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time-consuming, and we could use a substantial amount of our financial resources in either case.

The loss of any of our executive officers or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We are highly dependent on our executive officers, including Dustin M. Shindo, our Chairman of the Board of Directors, President and Chief Executive Officer, and Karl M. Taft III, our Chief Technology Officer. Due to the specialized knowledge that each of our executive officers possesses with respect to our technology or operations, the loss of service of any of our executive officers would harm our business. We do not have employment agreements with any of our executive officers, and each may terminate his employment without notice and without cause or good reason. In addition, we do not carry key man life insurance on our executive officers.

There is a limited pool of qualified applicants for our operations located in Hawaii capable of meeting our specialized needs. Our future success will depend, in part, on our ability to attract and retain qualified management and technical personnel, many of whom must be relocated from the continental United States or other countries. In addition, we will need to hire and train specialized engineers to manage and operate our planned polysilicon facility in Pocatello, Idaho. We may not be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our business.

We may have difficulty managing change in our operations, which could harm our business.

We continue to undergo rapid change in the scope and breadth of our operations as we seek to grow our business. Our entry into the PV system installation and planned entry into the polysilicon markets involve a substantial change to our operations. Our potential growth has placed a significant strain on our senior management team and other resources. We will be required to make significant investments in our engineering, logistics, financial and management information systems. In particular, we currently have limited resources dedicated to sales and marketing activities and will need to expand our sales and marketing infrastructure to support our customers. Our entry into the PV installation business and planned entry into the polysilicon markets involves the construction of a polysilicon production facility, increased international activities, and the increase in our headcount and operating costs by a significant factor. Our business could be harmed if we encounter difficulties in effectively managing our planned growth. In addition, we may face difficulties in our ability to predict customer demands accurately, which could strain our support staff and our ability to meet those demands.

We rely on single suppliers and, if these suppliers fail to deliver materials that meet our quality requirements in a timely manner or at all, the installation of PV products and production of polysilicon would be limited.

It is highly likely that we will procure materials for our planned PV system installation and polysilicon businesses from companies that are also our competitors. These companies may choose in the future not to sell these materials to us at all, or may raise their prices to a level that would prevent us from selling our products on a profitable basis.

We will use materials that are considered hazardous in our planned manufacturing and production processes and, therefore, we could be liable for environmental damages resulting from our research, development, or manufacturing and production operations.

The production of polysilicon will involve the use of materials that are hazardous to human health and the environment, the storage, handling and disposal of which will be subject to government regulation. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may increase our research and development or manufacturing costs and may require us to halt or suspend our operations until we regain compliance. If we have an accident at our facility involving a spill or release of these substances, we may be subject to civil and/or criminal penalties, including financial penalties and damages, and possibly injunctions preventing us from continuing our operations. Any liability for penalties or damages, and any injunction resulting from damages to the environment or public health and safety, could harm our business. We do not have any insurance for liabilities arising from the use and handling of hazardous materials.

Any significant and prolonged disruption of our operations in Hawaii could result in PV system installation delays that would reduce our revenue.

Hoku Solar is currently located in Hawaii, which is subject to the potential risk of earthquakes, hurricanes, tsunamis, floods and other natural disasters. The occurrence of an earthquake, hurricane, tsunami, flood or other natural disaster at or near our facility in Hawaii could result in damage, power outages and other disruptions that would interfere with our ability to conduct our business. In October 2006, Hawaii suffered a major earthquake causing significant damage throughout the state. Our facilities and operations; however, did not suffer any damage.

Most of the materials we use must be delivered via air or sea, and some of the equipment used in our production process can only be delivered via sea. Hawaii has a large union presence and has historically experienced labor disputes, including dockworker strikes that have prevented or delayed cargo shipments. Any future dispute that delays shipments via air or sea could prevent us from procuring or installing our turnkey PV systems in time to meet our customers’ requirements, or might require us to seek alternative and more expensive freight forwarders or contract manufacturers, which could increase our expenses.

We have significant international activities and customers that subject us to additional business risks, including increased logistical complexity and regulatory requirements, which could result in a decline in our revenue.

We believe that international sales will account for a significant percentage of our revenue in the future. Hoku Materials’ largest polysilicon supply agreements are with Suntech, Sanyo, GEWD, and Solarfun which are located in The People’s Republic of China, Japan, Malaysia, and Hong Kong, respectively. International sales can be subject to many inherent risks that are difficult or impossible for us to predict or control, including:

•	political and economic instability;

•	unexpected changes in regulatory requirements and tariffs;

•	difficulties and costs associated with staffing and managing foreign operations, including foreign distributor relationships;

•	longer accounts receivable collection cycles in certain foreign countries;

•	adverse economic or political changes;

•	unexpected changes in regulatory requirements;

•	more limited protection for intellectual property in some countries;

•	potential trade restrictions, exchange controls and import and export licensing requirements;

•	U.S. and foreign government policy changes affecting the markets for our products;

•	problems in collecting accounts receivable; and

•	potentially adverse tax consequences of overlapping tax structures.

All of our contracts are denominated in U.S. dollars except for our contract with GEC Graeber Engineering Consultants GmbH and MSA Apparatus Construction for Chemical Equipment Ltd. Therefore, increases in the exchange rate of the U.S. dollar to foreign currencies will cause our products to become relatively more expensive to customers in those countries, which could lead to a reduction in sales or profitability in some cases.

Our stock price is volatile and purchasers of our Common Stock could incur substantial losses.

Our stock price is volatile and from April 1, 2006 to December 31, 2007, our stock has had closing high and low sales prices in the range of $2.38 to $14.05 per share. The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our Common Stock may fluctuate significantly in response to a number of factors, including:

•	variations in our financial results or those of our competitors and our customers;

•	announcements by us, our competitors and our customers of acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	failure to meet the expectations of securities analysts or investors with respect to our financial results;

•	our ability to develop and market new and enhanced products on a timely basis;

•	litigation;

•	changes in our management;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	future sales of our Common Stock by us and future sales of our Common Stock by our officers, directors and affiliates;

•	investors’ perceptions of us; and

•	general economic, industry and market conditions.

In addition, in the past, following periods of volatility and a decrease in the market price of a company’s securities, securities class action litigation has often been instituted against the company. Class action litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Anti-takeover defenses that we have in place could prevent or frustrate attempts by stockholders to change our directors or management.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult for or prevent a third party from acquiring control of us without the approval of our Board of Directors. These provisions:

•	establish a classified Board of Directors, so that not all members of our Board of Directors may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our Board of Directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive investors of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our Common Stock.

As a Delaware corporation, we are also subject to Delaware anti-takeover provisions. Our Board of Directors could rely on Delaware law to prevent or delay an acquisition.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the shares of Common Stock offered hereby.

DETERMINATION OF OFFERING PRICE

We will not receive any money from the selling security holders when they resell their shares of Common Stock. The selling security holders of our Common Stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices.

We cannot assure you that any public market for our Common Stock will equal or exceed the sales prices of the shares of Common Stock that our selling security holders sell. Purchasers of our shares face the risk that their shares will not be worth what they paid for them.

DILUTION

Because we cannot accurately predict the prices at which any selling security holder may resell shares, we cannot accurately estimate the amount of any dilution that may result from the purchase price of any of these shares. Dilution is the difference between the price paid for the shares and our net tangible book value. The net tangible book value of our Common Stock on December 31, 2007, was $1.45 per share, based upon 16,883,041 outstanding shares. Net tangible book value per share is determined by subtracting our total liabilities from our total tangible assets and dividing the remainder by the number of shares of Common Stock outstanding. The offer and resale by the selling security holders of outstanding Common Stock will not affect the net tangible book value of our Common Stock.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 100,000,000 shares of Common Stock, $0.001 par value per share. On December 31, 2007, there were 16,883,041 outstanding shares of our Common Stock. Holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and may not cumulate votes for the election of directors. Common stockholders have the right to receive dividends when, as, and if declared by the Board of Directors from funds legally available therefor. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 2007, there were no preferred shares issued or outstanding. The shares of preferred stock have such rights and preferences as our Board of Directors shall determine, from time to time. Our Common Stock is subject to the express terms of our preferred stock and any series thereof. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding Common Stock. Our Board of Directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our Common Stock. There are no current agreements or understandings for the issuance of preferred stock and our Board of Directors has no present intention to issue any shares of preferred stock.

SELLING SECURITY HOLDERS

We have filed the registration statement of which this prospectus is a part in order to permit Suntech Power International Ltd., Investcorp Interlachen Multi-Strategy Master Fund Limited, and Capital Ventures International, referred to in this prospectus as the “selling security holders” and who have entered into a registration rights agreement with us, or the Registration Rights Agreement, to resell the Common Stock described below

Registration Rights Agreement

Under the Registration Rights Agreement, among other things, we are obligated to file a registration statement with the SEC registering the sale of shares of our Common Stock no later than ten (10) days after the date of the Registration Rights Agreement. The Company is also obligated to use its best efforts to keep the registration statement continuously effective until the date when all registrable securities covered by the registration statement have been sold or may be sold without volume restrictions pursuant to the last sentence of Rule 144(b)(1)(i). The Company will bear all of the expenses associated with the registration. Failure to maintain registration will result in liquidated damages equal to two percent of the aggregate exercise price paid by the holder. Interest will accrue after seven days at a rate of eighteen percent per annum. We are filing the registration statement of which this prospectus is a part in accordance with our obligations under the Registration Rights Agreement.

The table below shows the following information about the selling security holders:

•
the number of shares of our Common Stock that each selling security holder beneficially owned as of the business day immediately prior to the filing of the registration statement of which this prospectus is a part;

•	the number of shares covered by this prospectus; and
•	the number of shares to be retained after this offering, if any.

Percentages are based on 19,781,560 shares of Common Stock outstanding as of the business day immediately prior to the filing of the registration statement of which this prospectus is a part. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all securities shown as beneficially owned by them.

Common Stock(1)
Name of Selling Security Holder (2)	Number and Percentage of Outstanding Shares Beneficially Owned Prior to the Offering	Number of Shares Registered in the Offering	Number and Percentage of Outstanding Shares Beneficially Owned after the Offering **
Suntech Power International Ltd	2,314,815 (11.7%)(3)	2,314,815(3)	-0-**
Investcorp Interlachen Multi-Strategy Master Fund Limited	405,093 (2.04%) (4)	405,093(4)	-0-**
Capital Ventures International	173,611(5)**	173,611(5)	-0-**

** Beneficial ownership for such selling security holder is less than 1%.

(1) We assume no purchase in this offering by the selling security holders of any shares of our Common Stock.

(2) Except as indicated, no director, executive officer or any associate of any director or executive officer has any interest, direct or indirect, by security holdings or otherwise, in any non-individual selling security holder.

(3) Suntech Power International Ltd. purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(4) Interlachen Capital Group LP is the trading manager of Investcorp Interlachen Multi-Strategy Master Fund Limited (“Investcorp”) and has voting and investment discretion over securities held by Investcorp. Andrew Fraley and Jonathan Havice, as the managing members of the general partner of Interlachen Capital Group LP, have shared voting control and investment discretion over securities held by Investcorp. Messrs. Fraley and Havice disclaim beneficial ownership of the securities held by Investcorp. Investcorp is affiliated with one or more registered broker-dealers. Investcorp purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(5) Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issued to the selling security holders to permit the resale of these shares of Common Stock by the holders of the shares of Common Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the resale by the selling security holders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling security holders may resell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are resold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be resold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of resale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the resale, at varying prices determined at the time of resale, or at negotiated prices. These resales may be effected in transactions, which may involve crosses or block transactions. The selling security holders may use any one or more of the following methods when reselling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. If the selling security holders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling security holders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with resales of the shares of Common Stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling security holders may also sell shares of Common Stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling security holders may deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling security holders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling security holders have been advised that they may not use shares registered on this registration statement to cover short sales of our Common Stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling security holders for purposes of this prospectus.

The selling security holders and any broker-dealer or agents participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling security holder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. Upon the Company being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the resale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling security holder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling security holder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and resales of any of the shares of Common Stock by the selling security holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling security holder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We will indemnify the selling security holders against certain liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling security holders will be entitled to contribution. We may be indemnified by the selling security holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling security holders specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we may be entitled to contribution.

LEGAL MATTERS

Stoel Rives LLP, Boise, Idaho will pass on the validity of the shares of Common Stock offered by this prospectus.

EXPERTS

Our consolidated balance sheets as of March 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years then ended appearing in our Annual Report (Form 10-K) for the year ended March 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our statements of operations, stockholders’ equity and comprehensive loss and cash flows for the year ended March 31, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling security holders have sold all the shares of Common Stock covered by this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus (other than, in each case, documents or information therein deemed to have been furnished and not filed in accordance with SEC rules):

1.	Our annual report on Form 10-K for the year ended March 31, 2007.

2.	Our quarterly reports on Form 10-Q for the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007.

3.
Our Current Reports on Form 8-K filed on April 10, 2007, May 30, 2007, June 20, 2007, June 29, 2007, August 9, 2007, August 31, 2007, October 9, 2007, October 16, 2007 (only the portion relating to Item 1.01), October 16, 2007 (only the portion relating to Items 1.01 and 9.01), October 23, 2007 (only the portion relating to Items 5.02, 5.03 and 9.01), November 26, 2007, December 5, 2007, January 2, 2008, January 10, 2008, January 22, 2008, January 31, 2008, February 25, 2008, February 29, 2008, March 5, 2008, March 19, 2008, and March 25, 2008.

4.
The description of our Common Stock contained in our registration statement on Form 8-A filed under Section 12 of the Exchange Act, and filed with the SEC on July 26, 2005, including any amendments or reports filed for the purpose of updating that description.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, excluding exhibits, unless we have specifically incorporated an exhibit in the incorporated document. Written requests should be directed to: Hoku Scientific, Inc., 1075 Opakapaka, Honolulu, Hawaii 96707, (808) 682-7800 (telephone).

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document, unless otherwise provided in the relevant document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

The information relating to Hoku Scientific, Inc. contained in this prospectus and any applicable prospectus supplement is not comprehensive, and you should read it together with the information contained in the incorporated documents.

HOKU SCIENTIFIC, INC.

2,893,519 Shares of COMMON STOCK

PROSPECTUS

April 3, 2008